Filed Pursuant to Rule 433

Registration No. 333-171519

Term Sheet dated September 4, 2013

4.750% Senior Guaranteed Notes due 2018

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC and IB Finance Holding Company, LLC, each a subsidiary of Ally

Expected Ratings:	B1 / B+ / BB- (Moody’s/S&P/Fitch)

Title of Securities:	4.750% Senior Guaranteed Notes due 2018 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	September 4, 2013

Settlement Date:	September 9, 2013 (T+3)

Final Maturity Date:	September 10, 2018

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$743,422,500

Underwriting Discount:	1.000%

Net Proceeds to Ally before Estimated Expenses:	$735,922,500

Coupon:	4.750%

Issue Price:	99.123%

Benchmark Treasury:	1.500% due August 31, 2018

Benchmark Treasury Yield:	1.736%

Spread to Benchmark Treasury:	+321.4 bps

Yield to Maturity:	4.950%

Interest Payment Dates:	Semi-annually, in arrears on March 10 and September 10 of each year, until maturity, commencing March 10, 2014

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005NAR1

ISIN: US02005NAR17

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Blaylock Robert Van, LLC

C.L. King & Associates, Inc.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.